UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly held Company

CNPJ/ME n° 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefonica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), headquartered in the City of São Paulo, State of São Paulo, at Avenida Engenheiro Luis Carlos Berrini, 1376, 32º andar, Cidade Monções, 04571-936, pursuant to the provisions of article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976, as amended, and the provisions of the Resolution of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) ("CVM") No. 44, dated August 23, 2021, informs its investors and the market in general that the Company's Board of Directors, at a meeting held on the date hereof ("Board Meeting"), approved its 7th (seventh) issue of simple debentures, non-convertible into shares, unsecured, in 2 (two) series, in the total amount of BRL 3,500,000,000.00 (three billion and five hundred million reais), with a maturity of 3 (three) years from the issuance date, for the first series debentures, and 5 (five) years from the issuance date, for the second series debentures series (respectively “Debentures” and “Issuance”).

The Debentures will be subject to a public offering with restricted placement efforts, pursuant to CVM Instruction No. 476, dated January 16, 2009, as amended, under a firm placement guarantee for the total value of the Issuance ("Restricted Offer”), and that the target audience of the Restricted Offer will be composed exclusively of professional investors – as defined in CVM Resolution No. 30, dated May 11, 2021.

The Debentures will have a sustainability component, which will allow their classification as "sustainability-linked", under the terms required by the International Capital Market Association in the Sustainability-Linked Bond Principles, version of June 2020. In this context, the environmental and social sustainable key performance indicators, which will be observed by the Company are detailed in the Deed of Issuance of the Restricted Offer and made available through the Company's usual disclosure channels.

This Material Fact does not constitute an offer, invitation or solicitation of an offer to acquire the Debentures, and neither this Material Fact nor any information contained herein shall constitute the basis of any contract or commitment.

More information about the Issuance and the Restricted Offer can be obtained in the Company’s and CVM’s websites, and the Company reiterates its commitment to keep its shareholders and the market in general informed, in line with the best corporate governance practices and in accordance with applicable laws and regulation, regarding material developments related to the Issuance and the Restricted Offering, as well as about other material acts and facts through its usual information disclosure channels, namely, CVM’s (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão’s (www.b3.com.br) and its own (www.ri.telefonica.com.br) websites.

São Paulo, June 30, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 30, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director